FSD Pharma Joins Snipp’s Cannabis Marketing Resource Center

TORONTO, Sept. 17, 2018 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (TSX-V: SPN; OTCPK: SNIPF), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has received broad interest in the Company’s solutions and its Cannabis Marketing Resource Center (“CMRC”) from FSD Pharma (FSD). FSD has now joined some of the largest licensed producers in Canada that currently use the CMRC and the technology solutions provided by Snipp.

FSD Pharma, through its wholly owned subsidiary FV Pharma, is a licensed producer of marijuana under the Access to Cannabis for Medical Purposes Regulations (ACMPR) having received its cultivation license on Oct. 13, 2017. Headquartered at the former Kraft plant in Cobourg, Ont., approximately an hour's drive from Toronto, FV Pharma management's mission is to transform the facility into the largest hydroponic indoor cannabis facility in the world. FV Pharma intends to target all legal aspects of the cannabis industry, including cultivation, processing, manufacturing, extracts, and research and development.

“As the Cannabis industry begins to scale, it becomes important to invest in best of breed software and technology solutions to enable companies like ours to sell our products across the ecosystem from seed to sale. We look forward to working with Snipp, a leader in supplier/customer activation and retention programs, to develop such programs and learn from their expertise in similar regulated industries like Pharmaceuticals, Alcohol & Tobacco,” said Anthony Durkacz, Board Member and director of FSD Pharma.

“We are very excited by the continued interest received in our CMRC. FSD is a great example of a forward-looking company that intends to run a vertically integrated business that is already thinking through the finer points of their future operating model. With the successes they have already had I am sure that our relationship is only just beginning today and will evolve along with their business needs,” said Atul Sabharwal, CEO of Snipp.

The goal of the CMRC is to help Cannabis companies hit the ground running by leveraging Snipp’s deep expertise and the flexible technology platforms the Company has engineered for highly-regulated industries, which have unique requirements compared to other consumer-oriented segments. This resource center is designed to help cannabis-related companies launch sophisticated solutions that are also legally-compliant, a very important aspect for all firms in the cannabis space. Interested cannabis companies can sign up and qualify via a simple application process that can be accessed at www.snipp.com/CMRC.

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the OTCQB, of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA On Deloitte’s 2017 Technology Fast 500™ List, for the second year in a row.

FOR FURTHER INFORMATION PLEASE CONTACT:

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.